June 29, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Scott M. Anderegg

Re:	WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS
GrowGeneration Corp. (CIK No. 0001604868)
Registration Statement on Form S-1, as amended (File No. 333-239058)

Dear Mr. Anderegg:

The undersigned, for itself and the several underwriters, hereby respectfully requests that the U.S. Securities and Exchange Commission consent to the withdrawal of an acceleration request filed on June 26, 2020 pursuant to Rule 461 under the Securities Act of 1933, as amended, requesting for effectiveness of the above-referenced Registration Statement on Form S-1 as of 4:00 p.m. Eastern Time, on June 30, 2020.

Following such withdrawal, the undersigned plans to submit a new acceleration request.

[Remainder of Page Intentionally Blank]

Sincerely,

OPPENHEIMER & CO. INC.,

as Representative of the Several Underwriters

By: /s/ Peter Bennett

Name: Peter Bennett

Title: Managing Director